Exhibit 3.11

State of Delaware Secretary of State Division of Corporations Delivered 03:22 PM 07/30/2003 FILED 03:21 PM 07/30/2003 SRV 030498070 – 3687525 FILE

CERTIFICATE OF FORMATION

OF

HORIZON LINES OF GUAM, LLC

1.	The name of the limited liability company is HORIZON LINES OF GUAM, LLC.

2.	The address of the company is 2101 Rexford Road, Suite 350 West, Charlotte, North Carolina 28211.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

4.	HORIZON LINES OF GUAM, LLC may carry on any lawful business, purpose or activity pursuant to Delaware Corporation Laws Chapter 18 Section 18-106.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of HORIZON LINES OF GUAM, LLC this 30th day of July, 2003.

By:
Sandra L. Frazier, Authorized Person